Exhibit 99.18

LinkedIn: Alder BioPharmaceuticals posts, September 16, 2019

Alder BioPharmaceuticals is pleased to announce we have agreed to be acquired by Lundbeck [https://www.linkedin.com/company/lundbeck/], a global leader in neuroscience research and the development and commercialization of innovative therapies in neurology. Eptinezumab, our first-to-market IV therapy for migraine prevention, will join Lundbeck’s established portfolio of commercialized therapies across four neurology disease areas – Alzheimer’s, depression, Parkinson’s and schizophrenia. We are confident this transaction will help position eptinezumab for successful global launches, and we are excited about the compelling benefits our breakthrough therapy will deliver to patients around the world suffering from chronic and episodic migraine. Read the press release here [https://investor.alderbio.com/news-releases/news-release-details/lundbeck-acquire-alder-biopharmaceuticals-company-committed]!